

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 9, 2006

<u>via U.S. mail and facsimile</u>

Robin J. Harvey
Chief Financial Officer
Rival Technologies, Inc.
3155 East Patrick Lane, Suite 1
Las Vegas, Nevada 89120

> **RE: Rival Technologies, Inc.**
> **Form 10- KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 0-49900**

Dear Mr. Harvey:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Auditor's report, page 8
We note that you plan to amend your filing to include your auditor's report for the year ended December 31, 2005. Please tell us why the auditor's report was not included in the Form 10-KSB you filed on June 8, 2006 as well as when you plan to file the amendment.

We note that you changed auditors in April 2006. If the auditor that performed your 2005 audit did not perform the 2004 audit, please also include the audit report for the year ended December 31, 2004.

Certifications

We note that you plan to amend your filing to include Exhibits 31 and 32 certifications for each of your principal executive and principal financial officers, as required by Item 601 of Regulation S-B. In doing so, please ensure that you refile the filing in its entirety and update the signatures on page 30. Similarly, this comment also applies to your Form 10-QSB.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant